

Mail Stop 3720

December 1, 2006

John X. Adiletta
Chief Executive Officer
Somerset International Group, Inc.
90 Washington Valley Rd.
Bedminster, NJ 07921

> **Re: Somerset International Group, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed November 28, 2006**
> **File No. 333-138224**

Dear Mr. Adiletta:

We have reviewed the above filing and your response letter submitted November 28, 2006 and we have the following comments. We have limited our review to those matters raised in our prior comment letter dated November 21, 2006 and the additional comments set forth in this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form SB-2

General

1.   Please revise the fee table to reflect the revised number of shares (2 million) that will be offered and sold by the selling shareholder.

2.   In your response to this comment letter, please confirm that you do not intend to file a registration for the offer and sale of shares by Dutchess Private Equities Fund, LP and any of its affiliates for at least six months after the current registration statement is declared effective.

<u>Risk Factors, page 4</u>

3. Create a separate risk factor addressing the risks arising out of Dutchess Private Equities Fund's plan to sell short the shares it will receive in connection with the equity line arrangement.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        Via Facsimile (732) 577-1188